ATTORNEYS AT LAW • A PROFESSIONAL CORPORATION	1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

Markley S. Roderick, Esquire Admitted in New Jersey & Pennsylvania
Direct Dial: (856) 661-2265 Email: mark.roderick@flastergreenberg.com

June 24, 2016

Sent by Email Only

Erin E. Martin
Special Counsel
Office of Financial Services
Securities and Exchange Commission
Washington, D.C. 20549
Email:  martine@sec.gov

Re:	Yobi Capital Fund Corporation Offering Statement on Form 1-A CIK No. 0001658083

Dear Ms. Martin:

This is in response to your letter of May 13, 2016, a copy of which is enclosed for your reference. Also enclosed is a blacklined version of the Offering Circular reflecting the changes we have made in response to your letter, each of which is described below. We are simultaneously filing through EDGAR, although not the blacklined documents.

Your Question #1

Securities Being Offered, page 25

We note your response to comment 10. Please revise the tabular disclosure to show that Darrell Hubbard owns both 35,000,000 shares in his own name and Vertron’s 4,508,392 shares and as such, he [sic] total ownership percentage, based on your current disclosure, is approximately 76.01%. You may clarify the specifics of such ownership in a corresponding footnote. Please make similar changes on page 49.

Our Response

We have made those changes.

Erin E. Martin
Securities and Exchange Commission
June 24, 2016

Your Question #2

Sale and Distribution of Securities, page 30

We note your new disclosure on page 30 regarding the increase in price per share at various points in the offering. It is unclear to us how this contemplated price structure is consistent with the provisions of Regulation A. For example, please explain to us in detail how the change in price is consistent with Rule 251(d)(3)(i)(F). In addition, please provide us with your detailed legal analysis as to how your proposed pricing structure would comply with Rule 251(d)(3)(ii)’s requirement that Regulation A offerings be conducted at a “fixed price.”

Our Response
We certainly believe the price structure is consistent with the provisions of Regulation A.
Rule 251(d)(3)(i)(F)
 Rule 251(d)(3)(i)(F) provides in permanent part that “Continuous or delayed offerings may be made under this Regulation A, so long as the offering statement pertains only to. . . .[s]ecurities the offering of which will be commenced within two calendar days after the qualification date, will be made on a continuous basis, may continue for a period in excess of 30 calendar days from the date of initial qualification, and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date.”

The securities offered by Yobi satisfy all of those requirements:
• The offering of these securities will commence immediately following the qualification date;
• The offering will be made on a continuous basis;
• The offering will continue for more than 30 calendar days from the date of qualification; and
• The securities are being offered in an amount that the company believes will be sold within two years.
In short, nothing in Rule 251(d)(3)(i)(F) prohibits use of the proposed pricing structure.
We further note, by way of analogy, the requirements of Rule 252(f)(2)(ii), which require amendment of the offering statement after qualification “To reflect any facts or events arising after the qualification date of the offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement.”

Erin E. Martin
Securities and Exchange Commission
June 24, 2016

 If an offering statement stated a price of $X, and the company later changed the price to $Y, that change in price would represent a “fundamental change,” in our view. However, the price mechanism in the Yobi offering is fully explained in the offering statement. Hence, changes in the price made pursuant to that mechanism are not “fundamental changes”

Rule 251(d)(3)(ii)
Rule 251(d)(3)(ii) provides “At the market offerings, by or on behalf of the issuer or otherwise, are not permitted under this Regulation A. As used in this paragraph (d)(3)(ii), the term at the market offering means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

 The Yobi offering is not “an offering of equity securities into an existing trading market for outstanding shares of the same class.” There is no existing trading market for Yobi stock. Hence, it is not an “at the market offering” and Rule 251(d)(3)(ii) does not apply.

In this regard, we note that the Commission explained the basis for Rule 251(d)(3)(ii) as follows:
 “Notwithstanding the suggestions of commenters regarding at the market offerings, we continue to believe that such offerings are not appropriate for Regulation A offerings, particularly at the outset of the adoption of today’s amendments to the existing rules. While it is possible that a market in Regulation A securities may develop that is capable of supporting primary and secondary at the market offerings, rather than permit such offerings at the outset, we believe that any determination as to whether the exemption would be an appropriate method for such offerings should occur in the future. Further, an offering sold at fluctuating market prices may not be appropriate within the context of an exemption that is contingent upon not exceeding a maximum offering size [emphasis added].”

Please note the following:
• The Yobi offering is not being sold at “fluctuating market prices.” The Offering Circular describes a wholly mechanical method for calculating price, based on the amount of money raised.
• The mechanism described in the Offering Circular makes it impossible for the offering to exceed $50 million.
Thus, this mechanism is wholly consistent with the goals of the Commission, as expressed above.

Erin E. Martin
Securities and Exchange Commission
June 24, 2016

The Price Structure is Better for Investors
 As set forth in the Offering Circular, the Yobi offering has no minimum. Accordingly, the first investors experience significantly more risk than the last investors. The pricing mechanism described in the Offering Circular does nothing more than reflect that economic reality. The pricing mechanism is therefore much better for investors, trying to achieve for each investor a fair risk-adjusted price at the time the investor makes his or her investment decision.

 Suppose that, instead, Yobi sold all of its securities at the same price, with an aggregate offering price and sales of $50,000,000. Almost by definition, the earliest investors would have paid too much for their shares (at the time they bought them) in relation to their risk, and the later investors would have paid too little. All the pricing structure described in the Offering Circular does is avoid that inherent unfairness.

 The current price will be calculated automatically at Yobi’s site and disclosed to the investor before the investor makes his or her investment decision. There is no element of uncertainty to the investor.

The Price Structure is Consistent with Regulation A
 Rule 251(a)(2) defines Tier 2 offerings as “Offerings pursuant to Regulation A in which the sum of the aggregate offering price and aggregate sales does not exceed $50,000,000, including not more than $15,000,000 offering by all selling securityholders that are affiliates of the issuer.”

That is exactly what Yobi is offering. Even though the price per share changes as more securities are sold, the “aggregate offering price and aggregate sales” cannot exceed $50,000,000.
 Note that Rule 251(a)(2) does not – and could not – limit the value of the company. For example, suppose a company sells all of its securities at the same price, raising $50,000,000, and immediately after the offering an appraisal determined that the securities sold in the offering had an aggregate value of $200,000,000. This would not disqualify the offering, because the dollar limitations of Rule 251(a)(2) look to the selling price of the securities, not to their value at the conclusion of the offering.

* * *
For the reasons set forth above, the pricing structure described in the Offering Circular is:
• Consistent with Rule 251(d)(3)(i)(F);
• Not prohibited by Rule 251(d)(3)(ii);
• Fairer to investors; and
• Permitted by Regulation A.

Erin E. Martin
Securities and Exchange Commission
June 24, 2016

Your Question #3

Exhibits

We note your response to our comment 12 that you do not believe that your website constitutes testing the waters materials. Please provide us with your legal analysis that lead you to that conclusion, or in the alternative, file any testing the waters materials as exhibits to the offering circular.

Our Response
We have attached all of these materials as an Exhibit to the Offering Circular.
These materials were not supposed to be displayed on the public website – they were supposed to be non-public drafts. In addition, I am advised that every page of the website has always included a disclaimer stating “SITE IS FOR DEMONSTRATION PURPOSES ONLY AND NOT ACTIVELY SOLICITING OR ACCEPTING INVESTMENTS,” or words to that effect. Finally, because the site has not been marketed, not a single investor has signed up to express interest or, as far as we can tell, has even clicked through to the page where he or she could have expressed an interest. And, for that matter, the site did not have the functionality to process an expression of interest.

Nevertheless, the materials did appear where they were available to the public and Yobi acknowledges that, to the extent they constitute “testing the waters” materials, they do not fully comply with all of the requirements of Rule 255.

Your Question #4

Exhibits

Please file your non-public draft offering statement previously submitted pursuant to Rule 252(d) as an exhibit to your Form 1-A. Refer to Item 17(15) in Part III of Form 1-A.

Our Response
We have done so.

*         *          *

Erin E. Martin
Securities and Exchange Commission
June 24, 2016

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Markley S. Roderick

Enclosures
cc:  Mr. Darrell Hubbard (sent via email with enclosures)